Giovanni Caruso Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

January 5, 2024

Kibum Park U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	JVSPAC Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed December 21, 2023 File No. 333-275176

Dear Mr. Park:

On behalf of our client, JVSPAC Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated January 3, 2024 (the “Staff’s Letter”) regarding the Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

January 5, 2024 Page 2

Amended Registration Statement on Form S-1 filed December 21, 2023

Exhibits

1. Please remove from the legality opinion filed as Exhibit 5.1 the assumption that "The maximum number of Class A Shares to be issued by the Company would not exceed the Company's maximum authorized number of Class A Shares." Such assumption assumes a material fact underlying the opinion. For guidance, see Staff Legal Bulletin No. 19.II.B.3.a.

Response: The Company has refiled the legality opinion as Exhibit 5.1 in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso

Giovanni Caruso
Partner